Exhibit 99.52

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

AVALON RARE METALS INC. (the “Issuer”)
1901-130 Adelaide Street West
Toronto, ON
M5H 3P5

Item 2.	Date of Material Change

September 8, 2009

Item 3.	News Release

The Issuer issued a press release via Marketwire, a copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The “Issuer” announces the appointment of the former National Chief of the Assembly of First Nations, Phil Fontaine, B.A., LL.D. (R.M.C.), LL.D. (Brock), LL.D. (Windsor) LL.D. (Lakehead), LL.D. (U of Winnipeg) to the Company’s Board of Directors.

Item 5.	Full Description of Material Change

The Issuer is pleased to announce the appointment of the former National Chief of the Assembly of First Nations, Phil Fontaine, B.A., LL.D. (R.M.C.), LL.D. (Brock), LL.D. (Windsor) LL.D. (Lakehead), LL.D. (U of Winnipeg) to the Company’s Board of Directors.

Mr. Fontaine completed an unprecedented third term as National Chief of the Assembly of First Nations (“AFN”) in July, 2009, deciding at that time not to seek a fourth term and instead pursue a new career in business. He leaves politics with a long list of achievements in advancing the rights of First Nations peoples and a reputation for being a dedicated and inspirational leader. He has been instrumental in facilitating change for First Nations people from the time he was first elected to public office as Chief when he was 28 years old. Recently, Mr. Fontaine has been a vocal advocate, through initiatives such as the AFN’s Corporate Challenge campaign, for more First Nations - Industry partnerships as a means of alleviating chronic poverty in remote northern communities.
Noted Avalon President, Don Bubar, “I got to know Phil in 2007 when we worked together to develop and sign the historic Memorandum of Understanding between the Assembly of First Nations and the Prospectors and Developers Association of Canada in March, 2008, where I have served as Chair of PDAC’s Aboriginal Affairs Committee since 2004. During that time, we learned that we share a common vision for greater co-operation between First Nations and the mineral industry in Canada, a vision that we can now further implement for the greater benefit of our shareholders and our First Nations partners.”

Mr. Fontaine commented “I am pleased to accept the invitation to serve on the Board of Directors of Avalon Rare Metals Inc. Avalon is a rising star in the exploration industry.  There is tremendous potential to explore Canada's natural resources in a respectful and responsible manner. I will assist the company in increasing its value to shareholders by fostering positive relationships with Indigenous peoples and identifying mutually beneficial opportunities. I am excited to assist in this important work.”

Mr. Fontaine has been granted 175,000 incentive stock options exercisable at a price of $2.80 per share for a period of five years from the date of grant of the options. The options will vest at the rate of 25% per year.

Mr. Fontaine also recently accepted a position to act as a Special Advisor to the Royal Bank of Canada. Fontaine is a proud member of the Sagkeeng First Nation in Manitoba and still plays an active role in the support of his community.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Donald S. Bubar
President and Chief Executive Officer
Tel: 416 364 4938

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 9th day of September, 2009.

Avalon Rare Metals Inc.